Exhibit 99.2

Consolidated Financial Statements

Prepared by Management

Year Ended December 31, 2013 and 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and U.S. Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 6, 2014

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691- 3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Endeavour Silver Corp. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

//s// KPMG LLP

Chartered Accountants

March 6, 2014
Vancouver, Canada

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	5	$35,004	$18,617
Investments	6	1,463	8,520
Accounts receivable	7	23,749	20,526
Inventories	8	23,647	40,797
Prepaid expenses		3,341	9,940
Total current assets		87,204	98,400

Non-current deposits		1,186	1,451
Mineral property, plant and equipment	10, 11	278,533	338,431
Goodwill	4, 11	-	39,245
Total assets		$366,923	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$17,221	$34,631
Income taxes payable		3,259	3,854
Derivative liabilities	15	1,491	-
Revolving credit facility	12	33,000	9,000
Total current liabilities		54,971	47,485

Provision for reclamation and rehabilitation	13	6,652	6,496
Derivative liabilities	15	-	5,336
Contingent liability	4	99	8,497
Deferred income tax liability	21	49,053	69,517
Total liabilities		110,775	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 99,784,409 shares (Dec 31, 2012 - 99,541,522 shares)	Page 6	358,408	357,296
Contributed surplus	Page 6	14,836	12,828
Accumulated comprehensive income (loss)	Page 6	(4,081)	(5,331)
Retained earnings (deficit)		(113,015)	(24,597)
Total shareholders' equity		256,148	340,196
Total liabilities and shareholders' equity		$366,923	$477,527

Business acquisition (Note 4)
Commitments (Note 10) and Note 22(b))

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		December 31,	December 31,
	Notes	2013	2012

Revenue		$276,783	$208,079

Cost of sales:
Direct production costs		158,582	91,800
Royalties	10 (a)	1,328	1,866
Share-based compensation	14 (b)	515	545
Depreciation and depletion		53,569	29,694
Write down of inventory to net realizable value	8	5,874	6,221
		219,868	130,126

Mine operating earnings		56,915	77,953

Expenses:
Exploration	16	13,168	11,185
Impairment of non-current assets	11	95,815	-
Impairment of goodwill	11	39,245	-
General and administrative	17	11,605	13,136
		159,833	24,321

Operating earnings (loss)		(102,918)	53,632

Mark-to-market loss/(gain) on derivative liabilities	15	(3,750)	(1,928)
Mark-to-market loss/(gain) on contingent liability	4	(8,398)	589
Finance costs	18	1,513	484

Other income (expense):
Foreign exchange		(2,597)	3,447
Investment and other income		(1,079)	2,152
		(3,676)	5,599

Earnings (loss) before income taxes		(95,959)	60,086

Income tax expense:
Current income tax expense	21	13,970	15,834
Deferred income tax expense (recovery)	21	(20,464)	2,135
		(6,494)	17,969
Net earnings (loss) for the year		(89,465)	42,117

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	6	1,250	(3,631)

Comprehensive income (loss) for the year		$(88,215)	$38,486

Basic earnings (loss) per share based on net earnings		$(0.90)	$0.45
Diluted earnings (loss) per share based on net earnings	14 (e)	$(0.90)	$0.42

Basic weighted average number of shares outstanding		99,720,704	93,266,038
Diluted weighted average number of shares outstanding	14 (e)	99,720,704	95,728,031

The accompanying notes are an integral part of the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2011		87,378,748	$259,396	$8,819	$(1,700)	$(66,725)	$199,790
Exercise of options	14 (b)	307,800	1,787	(609)			1,178
Exercise of warrants	14 (d), 15	792,517	7,307	(29)			7,278
Share appreciation rights	14 (c)	24,929	66	(66)			-
Issued on acquisition of mineral properties, net	4	11,037,528	88,740				88,740
Share based compensation	14 (b)			4,724			4,724
Unrealized gain (loss) on available for sale assets	6				(3,789)		(3,789)
Realized gain (loss) on available for sale assets					158		158
Expiry and forfeiture of options				(11)		11	-
Earnings for the year						42,117	42,117
Balance at December 31, 2012		99,541,522	357,296	12,828	(5,331)	(24,597)	340,196

Exercise of options	14 (b)	139,000	730	(255)			475
Exercise of warrants	14 (d), 15	37,399	148	-			148
Share appreciation rights	14 (c)	66,488	234	(234)			-
Share based compensation	14 (b)			3,544			3,544
Unrealized gain (loss) on available for sale assets	6				4,341		4,341
Realized gain (loss) on available for sale assets					(3,091)		(3,091)
Expiry and forfeiture of options				(1,047)		1,047	-
Earnings (loss) for the year						(89,465)	(89,465)
Balance at December 31, 2013		99,784,409	$358,408	$14,836	$(4,081)	$(113,015)	$256,148

The accompanying notes are an integral part of the consolidated financial statements

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

		Years Ended
		December 31,	December 31,
	Notes	2013	2012

Operating activities
Net earnings (loss) for the year		$(89,465)	$42,117
Items not affecting cash:
Share-based compensation	14 (b)	3,544	4,724
Impairment of non-current assets	11	95,815	-
Impairment of goodwill	11	39,245	-
Depreciation and depletion		53,898	29,952
Deferred income tax provision	21	(20,464)	2,135
Unrealized foreign exchange loss (gain)		682	(1,208)
Mark-to-market loss (gain) on derivative liability	15	(3,750)	(1,928)
Mark-to-market loss (gain) on contingent liability	4	(8,398)	589
Finance costs	18	1,513	484
Write down of inventory to net realizable value	8	5,874	6,221
Loss (gain) on marketable securities		3,091	(158)
Net changes in non-cash working capital	19	(5,041)	(6,907)
Cash from operating activities		76,544	76,021

Investing activites
Property, plant and equipment expenditures	10	(88,518)	(66,236)
Acquisition of Mexgold Resources Inc.	4	-	(100,000)
Investment in short term investments		(130)	(28,267)
Proceeds from sale of short term investments		5,328	50,373
Investment in long term deposits		(65)	(190)
Cash used in investing activities		(83,385)	(144,320)

Financing activities
Proceeds from revolving credit facility	12	30,000	9,000
Repayment of revolving credit facility	12	(6,000)	-
Debt issuance costs	12	(144)	(732)
Interest paid	12	(1,101)	(381)
Common shares issued on exercise of options and warrants	14 (b)(d)	528	2,591
Share issuance costs		-	(204)
Cash from financing activites		23,283	10,274

Effect of exchange rate change on cash and cash equivalents		(55)	1,208
Increase (decrease) in cash and cash equivalents		16,442	(58,025)
Cash and cash equivalents, beginning of year		18,617	75,434
Cash and cash equivalents, end of year		$35,004	$18,617

Supplemental cash flow information	19

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation . The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2013.

The Board of Directors approved the consolidated financial statements for issue on March 6, 2014.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C. V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina Spa, MXRT Holding Ltd. (formerly Mexgold Resources Inc.), Compania Minera El Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group.

(a)	Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of non-monetary available-for-sale financial instruments which are recognized in other comprehensive income.

(b)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Information about the use of management estimates that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 3(i) and Note 11	Impairment
Note 4	Business Acquisitions
Note 13	Provision for Reclamation and Rehabilitation
Note 14	Share Capital
Note 15	Derivative Liabilities
Note 21	Income Taxes

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives and contingent liabilities, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as a financial asset at fair value through profit or loss, held for trading, available-for-sale, held-to-maturity or loans and receivables or as a financial liability at fair value through profit or loss or at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in fair value recognized in net earnings. Financial assets and financial liabilities classified as held-to -maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

Realized gains and losses on short term metal derivative transactions are presented as investment and other income.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities and the revolving credit facility approximate their carrying values due to their short terms to maturity. Investments, consisting of money market investments, marketable securities and notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of impairments in value, in which case they are recognized in net earnings.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income.

(g)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as dore bars or concentrate, is valued at the lower of average production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are expensed as incurred until such time as the Company has defined mineral reserves. Thereafter, costs for the project are capitalized prospectively in mineral properties, plant and equipment. The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, with these assets recognized at cost.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized development costs within mineral property, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment is recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment of Long-Lived Assets

The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying value of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre- determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(j)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period .

(k)	Revenue recognition

The Company recognizes revenue from the sale of bullion and concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer, and the revenue can reliably measured. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in the metal prices, results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. Revenue is recorded in the consolidated statement of comprehensive income, gross of treatment and refining costs paid to counterparties under the terms of the sales agreements.

(l)	Share-based payments

The Company has a share option plan which is described in Note 14(b). The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based payment expense relating to cash- settled awards, including deferred share units, are accrued over the vesting period of the units based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

(n)	Earnings per share

Basic earnings per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, profit available to common shareholders equals the reported profit. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o)	Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

(p)	Goodwill

Goodwill is not amortized; however, it is tested annually for impairment. In addition, at each reporting period, if there is an indication that goodwill is impaired, it is tested for impairment at that time. Goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment as each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Any goodwill impairment is recognized in the statement of income in the reporting period in which it occurs. Goodwill impairment charges can not be reversed in future periods.

(q)	Changes in accounting standards

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

The nature and impact of each new standard and amendment applicable to the Company are described below:

IAS 1 Presentation of items of other comprehensive income (Amendment)

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified to profit or loss at a future point in time (e.g. net gain or loss on available-for- sale financial assets) shall be presented separately from items that will never be reclassified. This amendment had no impact on the Company’s presentation as the components of OCI pertain only to net gains or losses on marketable securities classified as available-for-sale financial assets.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, to replace IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries or investees.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements , to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 did not result in any changes to the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes requirements for unconsolidated structured entities (i.e. special purpose entities). The Company adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 did not result in any changes to the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The Company adopted IFRS 13 on a prospective basis.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7, Financial Instruments: Disclosures. Some of these disclosures are specifically required by IAS 34 for financial instruments, thereby affecting the consolidated financial statements. The Company has provided these disclosures in note 22.

The Company has not early adopted any other standard, interpretation or amendment in the consolidated financial statements that have been issued, but not yet effective.

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may affect the financial statements.

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

4.	BUSINESS ACQUISTION

On July 13, 2012 (the “acquisition date”), the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The results of Mexgold, which include its wholly-owned subsidiaries, were consolidated commencing on July 13, 2012. Total estimated consideration of $203,487 was determined as follows:

Purchase Cost
Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	7,908
Estimated working capital adjustment(3)	6,635
$203,487

(1)	There were 11,037,528 common shares issued with a fair value of $8.06 per share. The related share issuance costs of $204 are recognized against equity.

(2)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the three years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time three month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

As at December 31, 2013, a decrease in the gold price and a movement in the gold forward curve resulted in a $8,398 mark-to-market gain (December 31, 2012 - $589 mark-to -market loss). The fair value of the contingent consideration as at December 31, 2013 was determined to be $99 (December 31, 2012 - $8,497).

(3)

The purchase agreement with AuRico stipulated there would be an adjustment of the purchase price based on the working capital of the consolidated Mexgold entity as at the acquisition date. The purchase price was adjusted upward by the amount of the working capital at the acquisition date. During the year, the Company and the counterparty agreed on a final working capital adjustment, resulting in a $138 increase in the estimated purchase price and a corresponding change in the value of inventory acquired.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values were determined based on independent appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. The Company has incurred acquisition-related costs totaling $789 in the form of advisory, legal and professional fees, which were included in general and administrative costs in the statement of comprehensive income for the year ended December 31, 2012.

The following sets forth the final allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair values.

Summary of purchase price allocation:
Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	5,000
Prepaid expenses	228
Plant and equipment	10,161
Mineral properties	197,536
Goodwill	39,245

Total assets	260,319

Liabilities:
Accounts payable and accrued liabilities	(6,521)
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)

Total liabilities	(56,832)

Net identifable assets acquired	$203,487

Included in the financial statements are $14,779 in revenues and $10,939 in net loss for Mexgold for the period from July 13, 2012 to December 31, 2012. Had the acquisition occurred on January 1, 2012 management estimates the Company’s sales would have been $237,693 and profit would have been $32,580 for the year ended December 31, 2012.

In accordance with our accounting policy, goodwill was tested for impairment at the end of the fourth quarter. When there is an indicator of impairment of non-current assets within a cash generating unit (“CGU”) containing goodwill, management tests the non-current assets for impairment first and recognizes any impairment loss on the non-current assets before testing the CGU containing the goodwill for impairment. The recoverable amount of each CGU has been determined based on its fair value less costs to sell, which has been determined to be greater than the value in use model. See note 11 for the impairment assessment of non-current assets and goodwill.

Under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2013, there was a $1,000 letter of credit provided by the Company as security to the owner of the Las Torres facility.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

	December 31	December 31
	2013	2012
Bank balances	$35,004	$18,617
Short term deposits	-	-
	$35,004	$18,617

6.	INVESTMENTS

	December 31	December 31
	2013	2012
Notes receivable:
Carrying value	$-	$2,133
Unrealized gain (loss)	-	1,837
Unrealized foreign exchange gain (loss)	-	357
	-	4,327

Investment in marketable securities, at cost	5,544	11,698
Unrealized gain (loss) on marketable securities	(3,772)	(7,723)
Unrealized foreign exchange gain (loss)	(309)	218
	1,463	4,193

	$1,463	$8,520

At December 31, 2012, the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

				Dec 31, 2012
Notes	Maturity Dates	Interest Rate	Face Amount (CAD)	Fair Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,726
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	891
MAV II Class B	July 15, 2056	BA - 0.5%	198	155
MAV II Class C	July 15, 2056	BA + 20.0%	140	94
IA Tracking Class 15		BA - 0.5%	464	461
			$5,114	$4,327

The Company classified the Notes as Level 1 in the fair value hierarchy and as available-for-sale financial assets. Management recorded the Notes at their estimated fair value with the change in fair value and any related foreign exchange gains or losses, including tax effect, recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be impairments, in which case the declines were recognized in the statement of comprehensive income. There is no tax effect recognized in other comprehensive income for the year end December 31, 2012. During 2007 and 2008, prior to an active market being established and the restructuring of the ABCP, the Company recorded a total impairment charge to operations of $2,700.

In March 2013, the Company disposed of the Notes for proceeds of $4,392. On disposition of the Notes, the Company recognized a gain in investment and other income of $2,260 in net earnings for the year, which represents the cumulative gain previously recognized in other comprehensive income.

Marketable securities are classified as Level 1 in the fair value hierarchy (see note 22) and as available-for-sale financial assets. The fair value of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

7.	ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2013	2012

Trade receivables		$10,263	$-
IVA receivables		12,717	17,711
Income tax receivables		411	1,914
Due from related parties	9	248	136
Other receivables		110	765
		$23,749	$20,526

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 22).

8.	INVENTORIES

	December 31	December 31
	2013	2012

Warehouse inventory	$10,522	$9,273
Stockpile inventory (1)	8,530	8,691
Finished goods inventory (2)(3)	1,023	18,691
Work in process inventory (3)	3,572	4,142
	$23,647	$40,797

(1)	The Company has stockpiled 128,604 tonnes of mined ore as of December 31, 2013 (December 31, 2012 – 113,134 tonnes).
(2)

The Company held 51,000 silver ounces and 198 gold ounces as of December 31, 2013 (December 31, 2012 – 611,661 and 8,934, respectively). These ounces are carried at the lesser of cost and net realizable value; however, as at December 31, 2013, the quoted market value of the silver ounces is $995 (December 31, 2012 - $18,319) and the quoted market value of the gold ounces is $238 (December 31, 2012 - $14,804).

(3)

The finished goods and work in process inventory balances at December 31, 2013 include a write down to net realizable value of $664 for work in process inventory held by the El Cubo mine. Of this amount, $234 (December 31, 2012 - $1,918) is comprised of cash costs and $430 (December 31, 2012 - $958) relates to depreciation and depletion. The total write down for the year of $5,874 also includes previous write downs to net realizable value of $4,171 at quarter ends for work in process and finished goods inventory held by the El Cubo mine, which was subsequently sold in the fourth quarter. Of this amount, $2,852 is comprised of cash costs and $1,319 of depreciation and depletion. The carrying amount of this inventory, at net realizable value is $6,685 as at December 31, 2013 . The total write down for the year of $5,874 also includes previous write downs to net realizable value of $1,039 at quarter ends for finished goods inventory held by the Guanacevi mine, which was subsequently sold in the fourth quarter. Of this amount, $769 is comprised of cash costs and $270 of depreciation and depletion.

9.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common, and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $248 net receivable related to administration costs and other items outstanding as of December 31, 2013 (December 31, 2012 – $136).

One of the related parties that the Company shares administrative services and office space with has been unable to meet its obligations. Therefore, the Company has provided an allowance totaling $181 at December 31, 2013 (December 31, 2012 - $181).

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

The Company was charged $129 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (December 31, 2012 - $527). The Company has $8 payable related to legal costs outstanding as at December 31, 2013 (December 31, 2012 - $10).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company’s corporate secretary. Compensation of key management personnel was as follows:

	Dec 31, 2013	Dec 31, 2012

Salaries and short-term employee benefits	$4,233	$3,309
Non-executive directors' fees	180	280
Share-based payments	3,337	4,012
	$7,750	$7,601

The amount disclosed for share -based payments is the expense for the year calculated in accordance with IFRS 2, Share- based payments. The cost of a share-based payment award is spread over the vesting period of the award. Therefore, the compensation in the year comprises a portion of the current year awards and those of preceding years that vested within the current year.

The share-based payments includes the change in the non- executive directors cash settled deferred share units fair value over each reporting period and payments of deferred share units. During the year ended December 31, 2013, the Company granted 85,491 cash settled deferred share units with a market value of $337,045 at the date of grant. At December 31, 2013 the market value of the cash settled deferred share units is $306,780, with the change recognized in the profit and loss statement.

10.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2011	$90,365	$37,431	$26,634	$2,812	$3,560	$160,802
Additions	41,413	10,862	10,376	1,194	2,104	65,949
Acquisition of Mexgold	197,536	3,592	3,324	2,715	530	207,697
Disposals	-	-	-	-	(167)	(167)

Balance at December 31, 2012	329,314	51,885	40,334	6,721	6,027	434,281
Additions	38,761	35,034	11,675	1,977	1,218	88,665
Disposals	-	(16)	-	-	(114)	(130)

Balance at December 31, 2013	$368,075	$86,903	$52,009	$8,698	$7,131	$522,816

Accumulated amortization and impairment
Balance at December 31, 2011	$50,888	$8,632	$5,177	$751	$1,826	$67,274
Amortization	21,343	2,827	3,382	263	886	28,701
Disposals	-	-	-	-	(125)	(125)

Balance at December 31, 2012	72,231	11,459	8,559	1,014	2,587	95,850
Amortization	39,091	5,964	5,319	703	1,634	52,711
Impairment	81,743	14,072	-	-	-	95,815
Disposals	-	-	-	-	(93)	(93)

Balance at December 31, 2013	$193,065	$31,495	$13,878	$1,717	$4,128	$244,283

Net book value
At December 31, 2012	$257,083	$40,426	$31,775	$5,707	$3,440	$338,431
At December 31, 2013	$175,010	$55,408	$38,131	$6,981	$3,003	$278,533

As of December 31, 2013, the Company had $940 committed for capital equipment purchases in 2014.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

(a)	Guanacevi, Mexico

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties, if any. In 2013, the Company paid $ 1,328 in royalties (2012 - $1,866).

Property concessions acquired by the Company in the Guanacevi District are maintained with nominal property tax payments to the Mexican government.

(b)	Bolanitos, Mexico

In 2007, the Company acquired the exploitation contracts and underlying assets to the Bolanitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(c)	Cubo, Mexico

On July 13, 2012, the Company acquired the exploitation contracts and underlying assets to the Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico (see note 4) .

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d)	Guadalupe Y Calvo, Mexico

On July 13, 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico (see note 4) .

(e)	San Sebastian, Mexico

In February 2010, the Company acquired the option to purchase a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years. As of December 31, 2013, the Company has paid $2,750 and acquired a 100% interest in the San Sebastian properties. The Company is required to pay a 2% net smelter royalty (“NSR”) royalty on any production from the San Sebastian properties.

(f)	El Inca, Chile

In October 2012, the Company acquired the option to purchase a 75% interest in the El Inca properties, located in Chile, by paying a total of $2,000 over four years, of which the Company paid $250 to date, and completing $5,000 on exploration expenditures over four years. The Company also must deliver a report of an estimate of resources and a pre-feasibility study report before the end 2016. The Company is required to pay a 3.5% NSR royalty, which may be reduced to a 2.5% NSR royalty by a payment of $1,000, on any production from the El Inca properties.

(g)	Mineral property contingencies

The Company has also entered into other non-material option agreements on exploration properties in Mexico.

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

11.	IMPAIRMENT OF NON CURRENT ASSETS AND GOODWILL

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, are determined on an annual basis and circumstances result in impairment indicators. As at December 31, 2013, the Company determined there were several indicators of potential impairment of its producing mineral properties which include the sustained decline in precious metal prices, the Mexican tax reform (see note 22) and a reduction of the Guanacevi estimated reserves and resources. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represents each CGUs value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

At December 31, 2013 the Company tested the recoverability of its operating assets, resulting in a detailed review of the Guanacevi and El Cubo operations. The Company forecast future operating and capital costs, analysts’ consensus pricing for the first five years of its economic model and then used a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce and a risk adjusted project specific discount rate of 8% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2013 the carrying value related to the Guanacevi CGU was $74,771 and net of associated deferred income tax liabilities of $15,394, was greater than its estimated recoverable amount of $23,113, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of value in use. Based on the above assessment, at December 31, 2013, the Company recorded an impairment charge related to the Guanacevi mine of $36,264, net of tax ($51,378 before tax).

At December 31, 2013 the carrying value related to the El Cubo CGU was $270,871, including goodwill of $39,245 and net of associated deferred income tax liabilities of $67,468 was greater than its estimated recoverable amount of $135,386, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2013, the Company recorded an impairment charge related to the El Cubo CGU of $68,017, net of tax, comprised of goodwill $39,245 and non-current assets of $28,772 ($44,437 before tax).

The impairment charge on mineral property plant and equipment for the year ended December 31, 2013 is $65,036 net of tax ($95,815 before tax) and has been recognized in the statement of Comprehensive Income (Loss) (December 31, 2012 – nil). The impairment charge on goodwill for the year ended December 31, 2013 is $39,245 and has been recognized in the statement of comprehensive income (loss) (December 31, 2012 – nil).

The Company reviewed the Bolanitos CGU for impairment, which resulted in the estimated value in use being significantly greater than its carrying value.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

12.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. The Company is in compliance with all such covenants as at December 31, 2013. At December 31, 2013, the Company had drawn $33,000 on this facility and has recognized $1,474 of interest expense (December 31, 2012 - $452) in financing costs. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million on July 24, 2015.

The Company has deferred commitment fees and legal costs of $937 which are being recognized over the life of the facility. For the year ended December 31, 2013, $254 of the deferred commitment fees and legal costs were amortized (December 31, 2012 - $71).

13.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1,722 for the Guanacevi mine operations, $1,006 for the Bolanitos mine operations and $3,624 for the El Cubo mine operations.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 0.34% for Guanacevi, 0. 14% for Bolanitos and 0.34% for El Cubo and an inflation rate of 1.83% for Guanacevi, 1.50% for Bolanitos and 1 .83% for El Cubo.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

Balance at December 31, 2011	$2,729

Changes during the period:
Liability incurred on acquisition of El Cubo	3,735
Unwinding of discount for the year	32
Balance at December 31, 2012	6,496

Unwinding of discount for the year	39
Change in liability due to change in assumptions	117
Balance at December 31, 2013	$6,652

14.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2013, the Company is not subject to externally imposed capital requirements.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of year	4,171,450	$5.87	3,697,000	$5.07
Granted	2,022,500	$4.12	1,070,250	$8.46
Exercised (1)	(259,000)	$3.56	(346,800)	$3.67
Cancelled	(239,400)	$8.20	(249,000)	$8.14
Outstanding, end of year	5,695,550	$5.26	4,171,450	$5.87

Options exercisable at period-end	4,307,550	$5.45	3,423,850	$5.33

(1) There were 120,000 options with an exercise price of $3.67 that were cancelled in exchange for 66,488 share appreciation rights during the year ended December 31, 2013 (December 31, 2012 – 39,000 options priced with a weighted average price of CAN $3.05 were cancelled in exchange for 24,929 share appreciation rights). Subsequent to year end, 200,000 options have been exercised.

The following tables summarize information about stock options outstanding at December 31, 2013:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2013	(Number of Years)	Prices	Dec 31, 2013	Prices

$1.00 - $1.99	300,000	0.5	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	3.5	$2.01	40,000	$2.01
$3.00 - $3.99	1,407,400	1.2	$3.53	1,407,400	$3.53
$4.00 - $4.99	2,022,500	4.4	$4.12	809,000	$4.12
$8.00 - $8.99	1,925,650	2.9	$8.31	1,751,150	$8.29
	5,695,550	2.9	$5.26	4,307,550	$5.45

During the year ended December 31, 2013, the Company recognized share based compensation expense of $3,544 (December 31, 2012 - $4,724) based on the fair value of the vested portion of options granted in current and prior years.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:
	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Weighted average fair value of options granted during the year	$1.61	$4.41
Risk-free interest rate	1.20%	1.28%
Expected dividend yield	0%	0%
Expected stock price volatility	57%	73%
Expected option life in years	3.27	3.81

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2013, the unvested share option expense not yet recognized was $1,130 (December 31, 2012 -$1,425) which is expected to be recognized over the next 17 months.

(c)	Share Appreciation Rights Plan

The Company’s share appreciation rights plan allows a participant the right (the “Right”), when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, and receive instead, at no cost to the participant, that number of common shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right have a total value equal to the product of that number of common shares subject to the option times the difference between the market price on the day immediately prior to the exercise of the Right and the option exercise price. During fiscal 2013, 120,000 options (2012 – 39,000) were cancelled for the exchange of 66,488 share appreciation rights (2012 – 24,929).

(d)	Warrants

The following table summarizes the status of the Company’s share purchase warrants and changes during the years presented:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013
CAN $
$1.90	February 25, 2014	475,000	-	-	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	322,207	-	-	-	322,207
$2.05	February 26, 2014	427,098	-	(52,630)	-	374,468
		1,249,597		- (52,630)	-	1,196,967

The warrants with an expiry date of February 26, 2014, consist of agent warrants issued for placing debentures and warrants issued on conversion of debentures, and are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average share price of the Company prior to exercise. For the year ended December 31, 2013, 26,315 warrants (December 31, 2012 – 117,039) were elected by the holders to be exercised “cashless” resulting in 11,084 (December 31, 2012 – 95,283) shares being issued. Subsequent to December 31, 2013, all of the warrants were exercised.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012
CAN $
$1.90	February 25, 2014	532,500	-	(57,500)	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	362,142	-	(39,935)	-	322,207
$2.05	February 26, 2014	1,143,936	-	(716,838)	-	427,098
		2,063,870		- (814,273)	-	1,249,597

(e)	Diluted Earnings per Share

		Year ended
		Dec 31	Dec 31
	Note	2013	2012
Basic earnings (loss)		$(89,465)	$42,117
Effect of dilutive securities:
Mark-to-market (gain) on warrant derivative liability	15	-	(1,928)
Diluted earnings		$(89,465)	$40,189

Basic weighted average number of shares outstanding		99,720,704	93,266,038
Effect of dilutive securities:
Stock options		-	1,479,233
Share purchase warrants		-	276,053
Share purchase warrants with embedded derivative liabilities		-	706,707
Diluted weighted average number of share outstanding		99,720,704	95,728,031

Diluted earnings (loss) per share		$(0.90)	$0.42

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

15.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (US dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as level 2 in the fair value hierarchy (see note 22). The Company uses the Black-Scholes Option Pricing Model to estimate the fair value of the Canadian dollar denominated warrants. Subsequent to year end, all of the warrants were exercised.

Balance at December 31, 2011	$13,130
Exercise of derivative liability	(5,866)
Mark to market loss (gain)	(1,928)
Balance at December 31, 2012	5,336
Exercise of derivative liability	(95)
Mark to market loss (gain)	(3,750)
Balance at December 31, 2013	$1,491

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Year Ended	Year Ended
	Dec. 31, 2013	Dec. 31, 2012
Outstanding warrants	849,468	902,098
Weighted average fair value of warrants at year end	$1.75	$5.92
Risk-free interest rate	0.88%	1.12%
Expected dividend yield	0%	0%
Expected stock price volatility	45%	46%
Expected warrant life in years	0.2	1.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant.

16.        EXPLORATION

	Year ended
	December 31	December 31
	2013	2012

Depreciation and depletion	$138	$121
Share-based compensation	150	298
Salaries, wages and benefits	2,731	1,920
Direct exploration expenditures	10,149	8,846
	$13,168	$11,185

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

17.	GENERAL AND ADMINISTRATIVE

	Year ended
	December 31	December 31
	2013	2012

Depreciation and depletion	$191	$138
Share-based compensation	2,879	3,881
Salaries, wages and benefits	4,579	3,587
Direct general and administrative expenditures	3,956	5,530
	$11,605	$13,136

18.	FINANCE COSTS

	Year ended
	December 31	December 31
	2013	2012

Accretion on provision for reclamation and rehabilitation	$39	$32
Revolving credit facility finance costs	1,474	452
	$1,513	$484

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Year Ended
	December 31	December. 31
	2013	2012

Net changes in non-cash working capital
Accounts receivable	$(3,111)	$(25,387)
Inventories	9,487	(13,525)
Prepaid expenses	6,599	6,167
Due from related parties	(112)	(81)
Accounts payable and accrued liabilities	(17,309)	25,547
Income taxes payable	(595)	372
	$(5,041)	$(6,907)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$117	$3,735
Fair value of exercised options allocated to share capital	255	609
Fair value of shares issued under the share appreciation rights plan	234	66
Fair value of exercised agent warrants allocated to share capital	-	29
Fair value of equity issued on business acquisition	-	88,944

Other cash disbursements:
Income taxes paid	$15,516	$18,305

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

20.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executive (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	Dec 31, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,991	$143	$9,696	$13,880	$4,294	$35,004
Investments	1,463	-	-	-	-	1,463
Accounts receivables	374	78	3,204	9,807	10,286	23,749
Inventories	-	-	12,138	6,675	4,834	23,647
Prepaid expenses	1,562	242	517	220	800	3,341
Non-current deposits	331	56	582	143	74	1,186
Mineral property, plant and equipment	231	4,321	23,392	58,399	192,190	278,533
Goodwill	-	-	-	-	-	-
Total assets	$10,952	$4,840	$49,529	$89,124	$212,478	$366,923

Accounts payable and accrued liabilities	$4,931	$365	$4,219	$2,713	$4,993	$17,221
Income taxes payable	411	-	-	2,848		3,259
Derivative liabilities	1,491	-	-	-	-	1,491
Revolving credit facility	33,000	-	-	-	-	33,000
Provision for reclamation and rehabilitation	-	-	1,846	1,039	3,767	6,652
Contingent liability	99	-	-	-	-	99
Deferred income tax liability	172	-	2,090	20,372	26,419	49,053
Total liabilities	$40,104	$365	$8,155	$26,972	$35,179	$110,775

	December 31, 2012
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,360	$189	$7,839	$213	$4,016	$18,617
Investments	8,520	-	-	-	-	8,520
Accounts receivables	901	257	5,806	1,332	12,230	20,526
Inventories	-	-	15,488	16,047	9,262	40,797
Prepaid expenses	1,372	280	1,546	1,871	4,871	9,940
Non-current deposits	661	56	582	143	9	1,451
Mineral property, plant and equipment	217	1,952	74,255	49,504	212,503	338,431
Goodwill	-	-	-	-	39,245	39,245
Total assets	$18,031	$2,734	$105,516	$69,110	$282,136	$477,527

Accounts payable and accrued liabilities	$13,497	$1,409	$4,942	$4,947	$9,836	$34,631
Income taxes payable	42	-	1,147	2,564	101	3,854
Derivative liabilities	5,336	-	-	-	-	5,336
Revolving credit facility	9,000	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	1,830	918	3,748	6,496
Contingent liability	8,497	-	-	-	-	8,497
Deferred income tax liability	(81)	-	9,110	16,979	43,509	69,517
Total liabilities	$36,291	$1,409	$17,029	$25,408	$57,194	$137,331

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Year ended Dec. 31, 2013
Silver revenue	$-	$-	$64,910	$72,288	$28,028	$165,226
Gold revenue	-	-	9,418	77,152	24,987	111,557
Total revenue	$-	$-	$74,328	$149,440	$53,015	$276,783
Salaries, wages and benefits:
mining	$-	$-	$7,733	$6,651	$9,882	$24,266
processing	-	-	2,454	1,941	2,052	6,447
administrative	-	-	3,901	4,961	4,055	12,917
stock based compensation	-	-	172	172	171	515
change in inventory	-	-	317	2,495	1,340	4,152
Total salaries, wages and benefits	-	-	14,577	16,220	17,500	48,297
Direct costs:
mining	-	-	16,687	19,197	11,125	47,009
processing	-	-	12,800	21,727	7,717	42,244
administrative	-	-	3,235	3,208	4,897	11,340
change in inventory	-	-	876	6,743	2,588	10,207
Total direct production costs	-	-	33,598	50,875	26,327	110,800
Depreciation and depletion:
depreciation and depletion	-	-	15,684	11,596	22,410	49,690
change in inventory	-	-	245	2,366	1,268	3,879
Total depreciation and depletion	-	-	15,929	13,962	23,678	53,569
Royalties	-	-	1,328	-	-	1,328
Write down of inventory to NRV	-	-	1,039	-	4,835	5,874
Total cost of sales	$-	$-	$66,471	$81,057	$72,340	$219,868
Impairment on non-current assets and goodwill	-	-	51,379	-	83,681	135,060

Earnings (loss) before taxes	(4,646)	(13,168)	(43,522)	68,383	(103,006)	(95,959)
Current income tax expense	2,802		616	10,552	-	13,970
Deferred income tax expense (recovery)	(57)		(6,711)	3,392	(17,088)	(20,464)
Total income tax expense	2,745	-	(6,095)	13,944	(17,088)	(6,494)
Net earnings (loss)	$(7,391)	$(13,168)	$(37,427)	$54,439	$(85,918)	$(89,465)

	Year ended Dec. 31, 2012
Silver revenue	$-	$-	$90,977	$50,375	$7,862	$149,214
Gold revenue	-	-	14,063	37,885	6,917	58,865
Total revenue	$-	$-	$105,040	$88,260	$14,779	$208,079
Salaries, wages and benefits:
mining	$-	$-	$6,166	$6,290	$1,821	$14,277
processing	-	-	2,037	1,385	692	4,114
administrative	-	-	3,344	3,068	576	6,988
stock based compensation	-	-	211	223	111	545
change in inventory	-	-	1,173	(1,143)	1,550	1,580
Total salaries, wages and benefits	-	-	12,931	9,823	4,750	27,504
Direct costs:
mining	-	-	17,579	10,705	2,727	31,011
processing	-	-	9,970	10,910	2,594	23,474
administrative	-	-	2,959	3,037	1,541	7,537
change in inventory	-	-	4,573	(4,663)	2,909	2,819
Total direct production costs	-	-	35,081	19,989	9,771	64,841
Depreciation and depletion:
depreciation and depletion	-	-	12,725	8,866	7,636	29,227
change in inventory	-	-	1,386	1,306	(2,225)	467
Total depreciation and depletion	-	-	14,111	10,172	5,411	29,694
Royalties	-	-	1,866	-	-	1,866
Write down of inventory to NRV	-	-	-	-	6,221	6,221
Total cost of sales	$-	$-	$63,989	$39,984	$26,153	$130,126
Earnings (loss) before taxes	(6,682)	(11,185)	41,051	48,276	(11,374)	60,086
Current income tax expense			6,408	9,332	94	15,834
Deferred income tax expense (recovery)			(2,684)	7,902	(3,083)	2,135
Total income tax expense	-	-	3,724	17,234	(2,989)	17,969
Net earnings (loss)	$(6,682)	$(11,185)	$37,327	$31,042	$(8,385)	$42,117

The Exploration segment included $2,184 of costs incurred in Chile for the year ended December 31, 2013 (2012 - $740).

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

21.	INCOME TAXES

(a)	Tax Assessments

On February 18, 2013, the Mexican tax administration published temporary regulations on the tax amnesty program enacted in December 2012. Under the tax amnesty, available until May 31, 2013, taxpayers were able to settle tax liabilities for years 2006 and prior with forgiveness of up to 80% of the omitted tax and inflation adjustments and up to 100% of interest and penalties. Further, interest and penalties on qualified liabilities arising after 2007 will be eligible for a 100% forgiveness.

Refinadora Plata Guanacevi SA de CV, a subsidiary of the Company, received a MXN$63 million (US$4.8 million) assessment on May 7, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it was the Company’s view that it had provided the appropriate documentation and support for the expenses; however the Company estimated a potential tax exposure of $425, plus additional interest and penalties of $460, for which the Company made a provision in the consolidated financial statements for the year ended December 31, 2012. On May 30, 2013, under the tax amnesty program the Company paid $561 to settle the dispute. The settlement was recognized against the accrued liability with the difference recognized as a reduction of current income tax expense.

Metales Interamericanos S.A. de C.V., a subsidiary of the Company, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the entity’s 2006 tax return. Based on the advice of legal counsel, it was the Company’s view that the tax assessment had no legal merit and an appeals process was initiated in 2010. On May 30, 2013, under the tax amnesty program the Company paid $682 to settle the dispute recognized in current income tax expense.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40, plus additional interest and penalties of $40, for which the Company has made a provision in the consolidated financial statements. The Company did not elect to use the tax amnesty program to settle this assessment and is continuing with the appeal process.

In December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. On enactment of the Special Mining Duty, the Company recognized an $18.7 million deferred income tax expense for the year ended December 31, 2013. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

(b)	Deferred Income Tax Liability

	December 31,	December 31,
Mexico operations	2013	2012

Deferred income tax assets:
Tax loss carryforwards	$19,458	$9,556
Provision for reclamation and rehabilitation	1,515	1,614
Other	2,030	1,064
Deferred income tax liabilities:
Inventories	(3,650)	(7,799)
Mineral properties, plant and equipment	(63,509)	(70,961)
Other	(4,897)	(2,991)
Deferred income tax liabilities, net	$(49,053)	$(69,517)

As at December 31, 2013, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $68,486 (2012 – $71,390). These losses, if unutilized, expire between 2017 to 2022.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

As at December 31, 2013, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31,	December 31,
Canada operations	2013	2012

Deferred income tax assets:
Tax loss carryforwards	$-	$1,738
Mineral properties, plant and equipment	527	562
Financing Costs	245	616
Other	1,878	1,286
Unrecognized deferred income tax assets, net	$2,650	$4,202

As at December 31, 2013, the Company had available for deduction against future taxable income in Canada non- capital losses of approximately CAN $ Nil (2012 – CAN $6,929).

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

(c)	Income Tax Expense

	December 31,	December 31,
	2013	2012

Current income tax expense
Current income tax expense in respect of current year	$13,599	$15,834
Adjustments recognized in the current year in relation to prior years	371	-
Deferred income tax expense
Deferred tax expense recognized in the current year	(20,464)	2,135
Total income tax expense	$(6,494)	$17,969

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2013	2012

Canadian statutory tax rates	25.75%	25.00%

Income tax expense computed at Canadian statutory rates	$(24,710)	$15,029
Foreign tax rates different from statutory rate	(8,906)	2,928
Change in tax rates	3,432	-
Withholding taxes, net of tax credits	123	396
Mark-to-market accounting	(907)	(1,009)
Stock-based compensation	908	1,186
Foreign exchange	709	(2,106)
Inflationary adjustment	1,070	264
Other items	1,364	(1,100)
Impairment of goodwill	10,106	-
Adjustments recognized in the current year in relation to prior years	(1,182)	(97)
Current year losses not recognized	5,115	4,284
Special mining duty Mexican tax	18,682	-
Recognition of previously unrecognized losses	(12,298)	(1,806)
Income tax expense	$(6,494)	$17,969

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

22.	FINANCIAL INSTRUMENTS

(a)	Financial Assets and Liabilities

As at December 31, 2013, the carrying and fair values of our financial instruments by category are as follows:

	Held for	Loans and	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	35,004	-	-	35,004	35,004
Investments	-	-	1,463	-	1,463	1,463
Accounts receivable	-	23,749	-	-	23,749	23,749
Total financial assets	-	58,753	1,463	-	60,216	60,216

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	17,221	17,221	17,221
Revolving credit facility				33,000	33,000	33,000
Contingent liabilities				99	99	99
Derivative liabilities	-	-	-	1,491	1,491	1,491
Total financial liabilities	-	-	-	51,811	51,811	51,811

Fair value hierarchy

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values of financial assets and financial liabilities at December 31, 2013 are:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	1,463	1,463	-	-
Trade receivables	10,263	10,263
Total financial assets	11,726	11,726	-	-

Financial liabilities:
Contingent liabilities	99		99
Derivative liabilities	1,491	-	1,491	-
Total financial liabilities	1,590	-	1,590	-

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

The three levels of the fair value hierarchy established by IFRS 13 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants.

The Company determines the fair value of the embedded derivative related to its trade receivable based on the quoted closing price obtained from the silver and gold metal exchanges.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

For the non-publicly traded warrants, the Company uses Black-Scholes Option Pricing Model to determine the fair value, therefore this financial liability has been included in Level 2 of the fair value hierarchy.

The Company determines the fair value of the contingent liability related to the contingent consideration included in the terms of the acquisition of Mexgold (see note 4) using a Monte Carlo simulation approach. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line incorporating current gold prices and the gold forward curve, both observable data points. Assumptions used in the Monte Carlo simulations are observable market data and, therefore, the contingent consideration is classified in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the financial asset or liability are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments, and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders

The carrying amount of financial assets represents the Company’s maximum credit exposure.

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2013		December 31, 2012

Less than 1 month	$13,767	$-	$8,401	$-
1 to 3 months	5,549	-	5,257	-
4 to 6 months	3,344	-	1,493	-
Over 6 months	1,089	776	6,151	776
Total accounts receivable	$23,749	$776	$21,302	$776

At December 31, 2013, 97% of the receivables that were outstanding over one month are comprised of IVA and tax receivables in Mexico (December 31, 2012 – 98%).

At December 31, 2013, an impairment loss of $595 relates to IVA receivable amounts from prior years and $181 relates to an allowance on related party receivables from prior years (December 31, 2012 - $776).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available borrowings under the Company’s revolving credit facility. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short term cash requirements and commitments.

In the normal course of business, the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2013:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	17,221	-	-	-	17,221
Income taxes payable	3,259	-	-	-	3,259
Revolving credit facility	-	33,000	-	-	33,000
Provision for reclamation and rehabilitation	-	6,652		-	6,652
Capital expenditure commitments	940	-	-	-	940
Minimum rental and lease payments	266	539	157	-	962
Acquisition contingent consideration	-	99	-	-	99
Total contractual obligations	21,686	40,290	157	-	62,133

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, interest rate risk, and commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Endeavour Silver Corp.	Page -33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2013		December 31, 2012
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$4,076	$15,599	$11,017	$22,598
Financial Liabilities	(3,290)	(2,232)	(7,480)	(13,763)
Net Financial Assets	$786	$13,367	$3,537	$8,835

Of the financial assets listed above, $897 (2012 – $914) represents cash and cash equivalents held in Canadian dollars and $1,176 (2012 - $1,638) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars. The money market investments and Notes receivable are denominated in Canadian dollars.

As at December 31, 2013, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $37 due to these financial assets and liabilities.

As at December 31, 2013, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $637 due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was 3.3%. As at December 31, 2013, with other variables unchanged, a 1% increase in the LIBOR rate would result in additional interest expense of $330.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Furthermore the Company carries a contingent liability linked to the price of gold. A significant rise in the gold price above $1900.00 could significantly affect the Company’s future earnings (see note 4 for more details).

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding share purchase warrants denominated in Canadian dollars are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and net income. As at December 31, 2013, with other variables unchanged, a 10% strengthening of the market price of the Company’s common shares would decrease net earnings by $301.

Endeavour Silver Corp.	Page - 34 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2013 and 2012
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 35 -